May 21, 2014

Dear Fellow Shareholder,

On behalf of your Board of Directors, I am pleased to provide you with a review of Northern Dynasty’s activities over the past year, and our expectations for the year ahead. Additional information can be found within the Company’s year-end financial statements and online at www.sedar.com or www.northerndynasty.com.

Should you have questions concerning the proxy materials provided, please contact our Investor Relations personnel at 604-684-6365 or toll-free at 1-800-667-2114.

For Northern Dynasty, like most companies active in the global mining sector, 2013 was a challenging year. Continued weak market conditions contributed to a host of travails - including flagging share prices, declining capital investment, sluggish M+A activity, divestitures and wholesale senior management changes.

For Northern Dynasty, this translated to our major partner at Pebble - Anglo American plc - walking away from the project last December due to its own capital allocation priorities, despite having invested nearly US$600 million over the previous six years.

Difficult news in a difficult time. But in the same way that the seeds for the next great bull market in mining stocks are being sown by the lack of investment in new projects and new productive capacity today, so too we believe will Anglo’s departure ultimately lead to the next great value opportunity for our shareholders.

Northern Dynasty now holds a 100% interest in the Pebble Limited Partnership and the Pebble Project. Pebble remains among the most valuable mineral properties in the world. In part due to Anglo’s investment, the project has now assembled an unparalleled scientific database that is more than sufficient to both design and permit a world-class mine at Pebble. Indeed, Pebble was in the final stages of preparing to initiate federal and state permitting under the National Environmental Policy Act (NEPA) when Anglo American announced its intention to withdraw last fall.

So where does that leave Northern Dynasty and the Pebble Project today - particularly as we enter a year in which financial markets for mining companies are expected to continue to improve as we come out of cyclical lows?

There are two principal goals driving our business in 2014. The first is to qualify and select another major partner or partners to enter the Pebble Partnership and finance the project as we move forward into permitting. The second is to finalize our project engineering and complete all the documentation necessary to initiate permitting under NEPA.

As of this spring, both priorities are advancing. Northern Dynasty has established discussions with a handful of global mining companies with the financial and technical strength, as well as the commitment to environmentally and socially responsible mining, to partner in the development of what has the potential to be one of the great metal producers of the 21st century. A data room has been prepared to facilitate ‘due diligence’ reviews by prospective partners.

Our work to finalize a Project Description and other documents necessary for permitting is well advanced. However, Northern Dynasty will almost certainly wait until another major partner is on board before we proceed. This is a matter of both having sufficient financial and technical resources in place to facilitate successful permitting, and providing the time for our new partner to fully vet and support the proposed project design.

Once a major partner is in place, investors can expect to see Pebble proceed to permit in a timely manner.

The other preoccupation for Northern Dynasty is Region 10 of the US Environmental Protection Agency (EPA), which for the past three years has advanced the Bristol Bay Assessment - a study that seeks to assess the potential effects of mineral development in southwest Alaska. Unfortunately, EPA’s study has largely been a political exercise and the reality of this political and not scientific or fact based exercise is increasingly coming to light. In response to requests from Northern Dynasty, the State of Alaska and others, the independent Office of the EPA Inspector General has initiated an investigation into EPA conduct in preparing the Bristol Bay Assessment. National media are covering the story; a recent Wall Street Journal editorial was headlined ‘Exposing the EPA: Documents reveal a lawless attempt to block an Alaska mine project.’ Soon Pebble will seek a legal injunction in federal court to halt any pre-emptive action by the federal agency.

For these and other reasons, Northern Dynasty continues to believe the rule of law will prevail and Pebble will ultimately be judged on its scientific merits by federal and state regulators and the people of Alaska. Like every other major resource development project in the world today, it will take time - but the rewards for patient investors will be worth it.

On a very positive note: Northern Dynasty is pleased to welcome new leadership at Pebble. Tom Collier, a former senior official in the Department of Interior during the Clinton Administration and a regulatory lawyer with extensive federal permitting experience, is the new CEO of the Pebble Partnership. Tom’s regulatory and government affairs expertise, combined with the solid Alaska credentials that remain on his team, is already paying dividends for Pebble.

It promises to be an exciting year ahead as Northern Dynasty, along with the rest of the global mining sector, emerges from a dark period of cyclical lows in the metals and mining markets. Several major milestones lie before us, with great potential to create near-term value for shareholders.

Northern Dynasty’s Annual General Meeting, to be held at 2 pm on June 19, 2014 in the West Meeting Room (#208) of the Vancouver Convention Centre, will provide another opportunity to discuss the company’s goals for the Pebble Project this year. I look forward to speaking with you then.

Sincerely,

/s/ Ronald Thiessen

Ronald Thiessen
President and Chief Executive Officer